EXHIBIT 99.75

Mercator Signs Amending Agreement with Silver Wheaton

Vancouver, British Columbia April 7, 2010 - Mercator Minerals Ltd. (the "Company") (TSX - ML) is pleased to announce pursuant to the Silver Purchase Agreement dated March 17, 2008, as amended, that Silver Wheaton (Caymans) Ltd. a subsidiary of Silver Wheaton Corp. has agreed to extend the deadline for Mercator to satisfy the completion guarantee by one year at the Mineral Park mine.  Under the amendment the Mineral Park mine has until June 30, 2011 to meet the mill throughput requirements of an average 35,000 tons per day for 30 consecutive days.  Additionally, the Company has granted Silver Wheaton (Caymans) Ltd. a right of first refusal on any future silver stream transaction or royalty interest on silver produced from mining properties or concessions owned or leased by the Company and its affiliates.

“We value our partnership with Silver Wheaton and we appreciate their continued support of the Mineral Park mine. We look forward to expanding our business relationship with this leading silver stream company”, said Mike Surratt President & CEO.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years.  Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.